5-82745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

1- **Kabushiki Kaisha Daimaru**
2- **Kabushiki Kaisha Matsuzakaya Holdings**

(Names of Subject Company)

The Daimaru, Inc.
Matsuzakaya Holdings Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

5-82746

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

The Daimaru, Inc.
Matsuzakaya Holdings Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

The Daimaru, Inc.
Attn.: Ichiro Fukuyama
Associate Director and General Manager of the PR & IR Division
7-1, Shinsaibashisuji 1-chome
Chuo-ku, Osaka 542-8501
Japan
(phone number: 81-6-6271-1231)

Matsuzakaya Holdings Co., Ltd.
Attn.: Shinji Matsuda
General Manager, Business Planning Office
16-1, Sakae 3-chome, Sakae, Naka-ku
Nagoya-shi, Aichi 460-8406
Japan
(phone number: 81-52-251-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total Pages: 14

TOKYO:34115.2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated March 14, 2007, of The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya") announcing the establishment of a holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of The Daimaru, Inc. and Matsuzakaya Holdings Co., Ltd. are filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Daimaru, Inc.

By: T. Okuda
Name: Tsutomu Okuda
Title: Chairman and Chief Executive Officer

Date: March 14, 2007

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matsuzakaya Holdings Co., Ltd.

By: 茶村俊一
Name: Shunichi Samura
Title: President

Date: March 14, 2007

EXHIBIT 1

[Translation]

March 14, 2007

To whom it may concern:

Corporate Name:	The Daimaru, Inc.
Representative:	Tsutomu Okuda Chairman and Chief Executive Officer
Code No.:	8234, First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact:	Ichiro Fukuyama General Manager of the PR & IR Division Management Planning Headquarters
Tel:	(06) 6281-9002

Corporate Name:	Matsuzakaya Holdings Co., Ltd.
Representative:	Shunichi Samura Representative Director and President
Code No.:	3051, First Section of Tokyo Stock Exchange and Nagoya Stock Exchange
Contact:	Shinji Matsuda Chief of PR & IR Office
Tel:	(052) 264-7025

Basic Agreement Regarding Management Integration

The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya HD") are pleased to announce that we reached a basic agreement to jointly incorporate a holding company by means of stock-transfer, and that we approved a resolution at our respective board of directors meetings held today and entered into the "Basic Agreement Regarding Management Integration" (the "Basic Agreement") as described below.

Description

1. Background and Purpose of Management Integration by Means of Stock-Transfer

The volume of sales of department stores in Japan as a whole indicates a downward trend due to, amongst other causes, increasing competition transcending the sector and specific business category, and further industry consolidation will be inevitable. In addition, as the consumption market is expected to shrink due to a decrease in population, further corporate restructuring and integration is expected to occur, creating a small number of corporate groups with strong competitiveness.

Under these difficult circumstances, Daimaru and Matsuzakaya HD determined that it is best for us to integrate the management of our companies, so as to increase our corporate value through the effective utilization of our respective management resources and know-how.

In order to best utilize our respective community-based businesses, we will promote the management integration with a spirit of equality, respecting each other's history and corporate culture while maintaining the trade name of each department store.

The store locations of both companies' department stores do not conflict. The combination of Daimaru and Matsuzakaya HD is indeed optimal because Daimaru possesses top market share from the Kansai area to the west and Matsuzakaya HD possesses top market share of the Chubu area. This integration will create a nation-wide network, with stores in major cities. We will further increase customer satisfaction by strengthening product lines and services supported by the reinforced operational basis.

In order to maximize corporate value, we will optimize management resources, including personnel, know-how, assets and financial strength of both companies, and quickly further increase profitability and business efficiency.

Both companies will together make efforts to increase corporate value, realize the synergies of integration at an early stage, and establish a presence as the leading Japanese company, in quality and quantity, in the retail industry focusing on the department store business.

2. Effect of Integration

(1) Improvement of management efficiency by mutually introducing each other's superior know-how and systems

- Improvement of management efficiency by sharing low-cost and cost-efficient operating know-how for the entire operation, such as the operation of department stores, related-businesses and back offices.
- Improvement of investment efficiency, such as efficiencies with respect to the opening, development and refurbishment of stores.

(2) Realization of reinforced sales capabilities in department store business

- Improvement of operating efficiency by sharing superior know-how and systems for inventory purchases and sales.
- Improvement of the ability to purchase inventory through a common system and scale expansion.
- Enhancement of business opportunities by expanding the customer base, including card membership.
- Improvement of business efficiency and profitability by co-hosting events and collaborating on sales promotions.

(3) Strengthening of Tokyo metropolitan area business strategy

- Strengthening of sales force and improvement of brand value through relocation and expansion of Daimaru's Tokyo store, completion of Matsuzakaya's Ginza project, and other projects in the Tokyo metropolitan area, the largest market in Japan.

(4) Reinforcement of growth potential by increasing cash flow and building a strong financial position

(5) Operating efficiency and cost reduction

- Improvement of operating efficiency and reduction of investment expenses by integrating IT and card systems.
- Efficient back-office operation supported by reinforced shared service functions.
- Reduction of unit price and procurement costs through expansion of joint procurement.

(6) Improvement of human productivity and corporate vitality

- Efficient human resources management based on fair personnel evaluation and treatment by putting the right person in the right place based on his/her ability and performance.
- Promotion of transfer of know-how through active personnel exchanges between both companies.

(7) Improvement of management efficiency through restructuring and integration of affiliated companies

3. Summary of Stock-Transfer

(1) Schedule of Stock-Transfer

February 28, 2007	Record date for shareholders meeting (both companies).
March 14, 2007	Board of directors meetings to approve the Basic Agreement (both companies).
March 14, 2007	Execution of the Basic Agreement (both companies).
April 9, 2007 (planned)	Board of directors meetings to approve the definitive agreement and the stock-transfer plan (both companies).
April 9, 2007 (planned)	Execution of the definitive agreement (both companies).
May 24, 2007 (planned)	Shareholders meetings to approve the stock-transfer plan (both companies).
August 28, 2007 (planned)	Delisting (both companies).

September 3, 2007 (planned)	Effective date of stock-transfer.
	Date of registration of incorporation of the holding company.
September 3, 2007 (planned)	Date of listing of the holding company.
Late October 2007 (planned)	Date of delivery of share certificates of the holding company.

Please note that, the schedule or form of integration may be changed through mutual consultation of both companies in the course of conduct of the procedures.

(2) Stock-Transfer Ratio

Company Name	Daimaru	Matsuzakaya HD
Stock-Transfer Ratio	1.4	1.0

(Note 1) 1.4 share(s) of common stock of the holding company will be allotted and delivered for each share of common stock of Daimaru, and 1.0 share(s) of common stock of the holding company will be allotted and delivered for each share of common stock of Matsuzakaya HD.

However, the above-mentioned stock-transfer ratio may be changed through mutual consultation between both companies if any underlying condition regarding the basis for the calculation materially changes.

(Note 2) Number of new shares to be issued by the holding company (tentative)

545,058,328 shares of common stock

However, if any share purchase warrants are exercised or certain other events occur prior to the incorporation of the holding company, the number of shares to be issued by the holding company may be changed.

(3) Calculation Basis of Stock-Transfer Ratio, and Other Matters

1) Calculation Basis

In order to secure the fairness of calculation of the stock-transfer ratio to be used in the stock-transfer, Daimaru and Matsuzakaya HD appointed Nomura Securities Co., Ltd. ("Nomura") and Nikko Citigroup Limited ("Nikko Citigroup"), respectively, as financial advisors for the proposed management integration and asked each of them to calculate the stock-transfer ratio. Daimaru and Matsuzakaya HD received the calculation statements of the stock transfer ratio from Nomura and Nikko Citigroup, respectively.

Daimaru (with reference to the stock-transfer ratio calculated by Nomura) and Matsuzakaya HD (with reference to the stock transfer ratio calculated by Nikko Citigroup) examined the adequacy of the above-mentioned stock-transfer ratio.

2) Background of Calculation

Nomura used DCF (discounted cash flow) methods, the market share price averaging method (*shijo kabuka heikin-ho*), the comparable companies method, and other methods with respect to both companies. The results of analysis under each method are as follows:

	Method Used	Calculation Range of Stock-Transfer Ratio
(1)	DCF method	1.28 ~ 1.52
(2)	Market share price averaging method	1.69 ~ 1.79
(3)	Comparable companies method	1.76 ~ 2.14
Stock-transfer ratio (Number of shares of the holding company to be allotted for each share of Daimaru)		1.40

The market share price averaging method designated February 16, 2007 as the reference date, which is the business day immediately preceding February 17, 2007 (the date on which the proposed management integration was reported by the news media), and used the average closing share prices for the periods of one (1) week and one (1) month immediately preceding the reference date, and for the period from the business day immediately following the announcement of the third quarter financial results in the fiscal year ended February 2007 (Daimaru: December 22, 2006; Matsuzakaya HD: January 9, 2007) to the reference date.

In calculating the stock-transfer ratio, Nomura generally utilized the information provided by both companies, information available to the public, and other information, and assumed that all of the materials and information used by it were accurate and complete and did not verify the correctness and completeness thereof. Nomura did not independently value, appraise or assess the assets and liabilities (including any contingency liability) of both companies and their affiliates, including analysis and valuation of each asset and liability, and did not ask any third party institution for appraisal or assessment. In addition, Nomura assumed that the information regarding the financial forecast and expected synergy of both companies was reasonably prepared based on the best predictions and determinations currently available to the management of both companies. Nomura's valuation reflected the information and economic conditions as of March 13, 2007.

In calculating the stock-transfer ratio, Nikko Citigroup mainly used DCF analysis and market share price analysis, and also used the market net asst value analysis (*jika junshisan bunseki*), comparable public companies analysis, and other analysis methods for the purpose of multidimensional valuation. Under the DCF method, Matsuzakaya's Ginza project and other information was comprehensively considered and analyzed. The results of analysis under each method are as follows (for the stock-transfer ratio calculated by Nikko Citigroup, see Note 3 below together with the results of analysis below):

	Analysis Method	Calculation Range of Stock-Transfer Ratio (Note 4)
1	DCF analysis	1.22 ~ 1.77
2	Market share price analysis	1.55 ~ 1.73

(Note 4) The stock-transfer ratio means the number of shares of common stock of the holding company to be allotted for each share of common stock of Daimaru, when one (1) share of common stock of the holding company is allotted for each share of common stock of Matsuzakaya HD.

The market share price analysis used the share price on or after February 3, 2007, the date on which Matsuzakaya's Ginza project was reported by the news media.

Daimaru (with reference to the stock-transfer ratio calculated by Nomura) and Matsuzakaya HD (with reference to the stock-transfer ratio calculated by Nikko Citigroup) comprehensively examined each other's financial conditions, status of assets and future prospects and various other factors. After both companies carefully engaged in debate about the stock-transfer ratio from the middle of February 2007, we determined that the above-mentioned stock-transfer ratio was adequate and reached an agreement regarding this ratio.

3) Relationship with Calculation Agent

Nomura acting as calculation agent is not an affiliate of Daimaru.

Nikko Citigroup is not an affiliate of Matsuzakaya HD.

(4) Treatment of Share Purchase Warrants (Stock Options) Issued by Both Companies

All of the share purchase warrants issued by Daimaru and Matsuzakaya HD will remain in existence as those of the holding company.

(5) Promotion System of Management Integration

The integration preparatory committee, which will be chaired by the Daimaru Chairman and Matsuzakaya HD President, and the section committees for specific areas, will be organized to promote the management integration.

(6) Application for Listing of the Holding Company

Daimaru and Matsuzakaya HD will apply for listing of shares of the newly-incorporated holding company on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.

4. Outline of Parties to the Stock-Transfer

(1)	Corporate Name	Daimaru	Matsuzakaya HD
(2)	Principal Business	Retail business, focusing on department store business.	Management strategy and administration of subsidiaries, focusing on the department store business, and any business incidental thereto.
(3)	Date of incorporation	April 16, 1920	September 1, 2006
(4)	Location of head office	1-7-1, Shinsaibashisuji, Chuo-ku, Osaka-shi	3-16-1, Sakae, Naka-ku, Nagoya-shi
(5)	Title and Name of Representative	Tsutomu Okuda, Chairman and Chief Executive Officer	Shunichi Samura, Representative Director and President
(6)	Capital	20,283 million yen (as of the end of August 2006)	9,765 million yen (as of the end of August 2006)
(7)	Total Number of Outstanding Shares	270,830 thousand shares (as of the end of August 2006)	165,895 thousand shares (as of the end of August 2006)
(8)	Net Assets	99,657 million yen (as of the end of August 2006)	68,671 million yen (as of the end of August 2006)
(9)	Total assets	371,454 million yen (as of the end of August 2006)	216,597 million yen (as of the end of August 2006)
(10)	Account Settlement	End of February	End of February
(11)	Number of Employees	6,329 (as of the end of August 2006)	3,968 (as of the end of August 2006)
(12)	Customers	General customers	General customers
(13)	Major Shareholders and Shareholding	Nippon Life Insurance Company 6.04%	The Dai-Ichi Mutual Life Insurance Company 5.35%

	Ratio (as of the end of August 2006)	Nippon Trustee Services Bank, Ltd. (trust account) 5.57% The Master Trust Bank of Japan, Ltd. (trust account) 3.64% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 3.54% Nomura Securities Co., Ltd. 2.70%	HSBC Fund J2 3.76% Nippon Life Insurance Company 3.60% Showa-kai 3.15% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.69%
(14)	Main Financing Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation The Sumitomo & Trust Banking Co., Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Resona Bank, Ltd.
(15)	Relationships between Parties	Capital Relationship	Not applicable.
		Personnel Relationship	Not applicable.
		Business Relationship	Not applicable.
		Relationship of the affiliated parties	Not applicable.

(Note 5) The figures of Matsuzakaya Co., Ltd. are used for those of Matsuzakaya HD in rows (6) to (9), (11) and (13).

(16) Consolidated Business Performance for the Latest Three Fiscal Years

	Daimaru			Matsuzakaya HD		
	Ended Feb. 2004 actual	Ended Feb. 2005 actual	Ended Feb. 2006 actual	Ended Feb. 2004 actual	Ended Feb. 2005 actual	Ended Feb. 2006 actual
Sales (million yen)	818,870	810,693	822,584	375,280	345,762	343,936
Operating income (million yen)	23,345	26,136	30,678	2,414	4,835	7,087
Current income (million yen)	22,243	25,387	30,170	2,345	4,678	7,660
Net income (loss) (million yen)	11,879	14,499	16,025	(8,462)	2,506	5,519
Net income (loss) per share (yen)	44.12	53.99	60.11	(50.38)	14.82	32.21
Annual dividends per share (yen)	8.00	9.00	10.00	5.00	5.00	7.50
Shareholders' equity per share (yen)	242.97	289.82	347.88	341.62	353.41	413.74

(Note 6) The figures of Matsuzakaya Co., Ltd. are used for those of Matsuzakaya HD shown above.

5. Status of Company to be Newly Incorporated upon Stock-Transfer (planned)

(1) Corporate Name

Daimaru-Matsuzakaya Holding K.K. (tentative)

(2) Contents of Business

Management planning and administration of subsidiaries and group companies engaging in the department store business and any business incidental thereto.

(Note 3)

In calculating the stock-transfer ratio for the proposed management integration (the "Management Integration"), Nikko Citigroup assumes that the publicly available information, financial information provided to it, and any other information that it examined is correct and complete. Nikko Citigroup relies on the correctness and completeness of such information and did not independently verify the correctness and completeness thereof. Nikko Citigroup also assumes that there is no information undisclosed to it which might materially affect the Management Integration. Nikko Citigroup did not independently value, appraise, assess, or verify the existence of, any asset or liability (contingent liability or otherwise) of Matsuzakaya HD, Daimaru, their respective affiliates and others. Furthermore, Nikko Citigroup assumes that the financial forecasts and other future information of Matsuzakaya HD and Daimaru provided to it were reasonably prepared and based on the best current predictions and determinations of the management of Matsuzakaya HD and Daimaru, and that the financial conditions of Matsuzakaya HD and Daimaru will follow such predictions and determinations.

In rendering the calculation statement (the "Calculation Statement") concerning the stock-transfer ratio, Nikko Citigroup relied on these predictions and determinations and any related materials without conducting any independent investigation or verification. Since Nikko Citigroup is not a legal expert, it did not independently assess the lawfulness and validity of the Management Integration, and the Calculation Statement assumes that the Management Integration will be lawfully and validly implemented after duly following all procedures for legal, accounting and taxation purposes. In addition, the Calculation Statement assumes that neither Matsuzakaya HD nor Daimaru currently intends to conduct any capital contribution, credit enhancement or other investment or financing which might have a material adverse effect on the stock-transfer ratio, and that their intentions will not change.

The Calculation Statement assumes that the acquisition, timing, conditions, and any other matters of any agreement, approval, license or permits from any government, supervisory agency or any concerned party necessary for the consummation of the Management Integration will not cause any negative impact on the expected income of Matsuzakaya HD and Daimaru if the Management Integration is consummated, and that any such agreement, approval, license or permits will be obtained. The Calculation Statement is based upon the financial, market, economic and other conditions as of the date of its submission (March 13, 2007) and on the information provided to or acquired by Nikko Citigroup as of such date. Although all contents of the Calculation Statement are subject to any future change in circumstances, Nikko Citigroup is not obligated to modify, amend or supplement the content of the Calculation Statement.

The purpose of the Calculation Statement is solely to provide Matsuzakaya HD with reference information for their examination of the stock-exchange ratio.

END